Exhibit 99.1
Qiao Xing Universal’s Subsidiary CEC Telecom Co., Ltd. Reaches Agreement with Renowned TV Shopping
Company for the Sale of ‘C1000’, a Recently Launched
Mobile Phone Handset Model with Over 1,500 Hours of Standby Time.
     HUIZHOU, Guangdong, China, Feb. 12 /Xinhua-PRNewswire/—Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that its subsidiary, CEC Telecom Co., Ltd. (CECT) has recently signed an agreement with China Seven Star Shopping Limited (China Seven Star), one of China’s largest TV shopping enterprises, under which China Seven Star committed to sell up to 1,000,000 units of the ‘C1000’ and other models of mobile phone handsets under the ‘CECT’ brand via its shopping platform in 2007.
     Starting from early January 2007, China Seven Star began to sell trendy handsets of CECT through its extensive platform and reported highly positive market response. Currently, thousands of units of CECT’s ‘C1000’ are being sold to the end users through China Seven Star’s channels per day.
     Mr. Wu Zhi Yang, Chairman of CECT and Executive Director of XING said, “Our product strategy is focused on developing and marketing differentiated products to achieve higher profit margins and avoid direct competition with mass-market products. In 2006, CECT has been particularly successful in introducing and promoting two representative series of its differentiated products, ‘A1000’ and ‘IP1000’, with extra-long standby time, a feature which many business people and consumers who are constantly on the road may find desirable. The ‘C1000’, with standby time of over 1,500 hours — even longer than that for ‘A1000’ and ‘IP1000’ — was recently launched to the market ahead of the now approaching Chinese New Year holidays, which for many may last up to two weeks. The long standby time will be appreciated during long journeys for family reunions or for vacationing during this festive period in China. Since its introduction, the ‘C1000’ has been attracting the attention of distributors across the country, and we believe this new handset model will be successful.
     “As a significant move in the pursuit of alternative distribution channels, we selected China Seven Star as our new partner to promote and sell ‘C1000’ and other differentiated products to be launched in the future. China Seven Star is a large-scale retailer that offers 24-hour shopping through TV channels, newspapers and related medium. Geographically, China Seven Star covers 85% of China’s TV household audience through 25 satellite TV channels and market diversified products with a corporate image of ‘Healthy, Trendy, Convenient and Economical’.
     “We believe the launch of CECT ‘C1000’ mobile phone products and the partnership with more types of resellers will further improve the brand recognition of CECT-manufactured products and significantly contribute to the growth in sales revenue and profit.”
     Forward-looking statements
     This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements present management’s expectations, beliefs, plans and objectives regarding future financial performance and are subject to change. Any discussions contained in this press release, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and subsequent reports filed with the Securities and Exchange Commission.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company conducts its operations primarily through two subsidiaries: CEC Telecom Co., Ltd. (“CECT”), its primary subsidiary, and Huizhou Qiao Xing Communication Industry, Limited (“HZQXCI”). CECT sells “CECT” branded cell phones and HZQXCI sells indoor phones and “Cosun” branded mobile phones. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products. This includes a model of PDA phone that combined ultra-small design and handwriting function, the ‘T868’, and a model of multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A1000’. The Company has established relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING has launched more than 120 models of mobile phones and has established more than 250 wholesales outlets and more than 350 after sales service centres in 31 provinces and municipalities. In indoor business area, XING currently distributes over 300 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. For its indoor phone segment, the Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.